UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009
----------------------------------------
Commission File Number: 001-32199

Ship Finance International Limited
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto are the unaudited condensed interim financial statements and related Management's Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited (the "Company") for the six months ended June 30, 2009.

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3  (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, and the Company's amended Registration Statement on Form F-3/A (Registration No. 333-158162) filed with the SEC on May 6, 2009.

SHIP FINANCE INTERNATIONAL LIMITED

As used herein, "we", "us", "our" and "the Company" all refer to Ship Finance International Limited.  This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended
December 31, 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations
for the six months ended June 30, 2009

General

Ship Finance International Limited is a Bermuda based ship-owning company incorporated in 2003, with registered and principal executive offices located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda.

We operate through subsidiaries, partnerships and branches located in Bermuda, Cyprus, Malta, Liberia, Norway, the United States of America, Singapore, the United Kingdom and the Marshall Islands.

We are an international ship owning company and our assets currently consist of 32 oil tankers, eight oil/bulk/ore carriers, which we refer to as OBOs currently configured to carry drybulk cargo, one drybulk carrier, eight container vessels, one jack-up drilling rig, six offshore supply vessels, two chemical tankers and three ultra-deepwater drilling units. At June 30, 2009 we owned one additional jack-up drilling rig and one VLCC which were subsequently sold.

Additionally we have contracted to purchase the following vessels:

•	two newbuilding Suezmax oil tankers, with estimated delivery to us in 2009 and 2010, respectively; and

•	five newbuilding container vessels, with estimated delivery to us between 2010 and 2012,

We have entered into an agreement to sell the two newbuilding Suezmax tankers immediately upon their delivery to us from the shipyard. The five newbuilding container vessels will be marketed for medium to long-term employment upon their delivery to us.

Our customers currently include subsidiaries of Frontline Ltd ("Frontline"), Horizon Lines Inc. ("Horizon Lines"), Golden Ocean Group Limited ("Golden Ocean"), Seadrill Limited ("Seadrill"), Taiwan Maritime Transportation Co. Ltd ("TMT"), Bryggen Shipping & Trading AS ("Bryggen"), Heung-A Shipping Co. Ltd ("Hueng-A"), the CMA CGM Group ("CMA CGM") and Deep Sea Supply Plc ("Deep Sea"). Existing charters for most of our vessels range from four to 18 years remaining charter period, providing us with significant, stable base cash flows and high asset utilization provided that our counterparties fully perform under the terms of the respective charters.  Some of our charters include purchase options exercisable by the charterer, which if exercised would reduce our remaining charter coverage and contracted cash flow.

We were formed in 2003 as a wholly owned subsidiary of Frontline, which is one of the largest owners and operators of large crude oil tankers in the world, and effective January 2004 we purchased from Frontline a fleet of 47 vessels, comprised of 23 Very Large Crude Carriers ("VLCCs"), including an option to acquire one VLCC, 16 Suezmax tankers and eight OBOs.

Since 2004 we have diversified our asset base from the initial two asset types - crude oil tankers and OBOs - to eight asset types, now including container vessels, drybulk carriers, chemical tankers, jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels.

In early July 2009, we announced that Seadrill had exercised a purchase option for one of the jack-up drilling rigs, which was delivered to Seadrill in mid July 2009. In late July 2009, we announced the sale of a single-hull VLCC to an unrelated third party, which was delivered to the buyer in early September 2009.

Operating Results

Total operating revenues

Total operating revenues for the six months ended June 30, 2009 decreased to $184.9 million, compared to $242.5 million for the same period in 2008, primarily owing to a $44.3 million reduction in profit sharing revenues. Operating revenues include finance lease interest income, finance lease service revenues, charter revenues and profit sharing revenues from our profit sharing arrangements with Frontline Shipping Limited, Frontline Shipping II Limited and Frontline Shipping III Limited (the "Frontline Charterers"). The Frontline Charterers are all subsidiaries of Frontline.

The following table sets forth our total operating revenues in the six months ended June 30, 2009 and 2008:

(in thousands of $)	6 months ended June 30 2009	6 months ended June 30 2008

Finance lease interest income	80,327	92,073
Finance lease service revenues	45,494	46,909
Profit sharing revenues	22,502	66,781
Time charter revenues	2,164	9,395
Bareboat charter revenues	34,249	27,276
Other operating income	155	27
Total operating revenues	184,891	242,461

Finance lease interest income arises on our tankers and OBOs, two jack-up drilling rigs and two offshore supply vessels. Finance lease interest income reduces over the terms of our leases as a progressively lesser proportion of the lease rental payment is allocated as interest income, and a higher amount treated as repayment of the finance lease. Our total finance lease interest income has also decreased as a result of negative interest rate adjustments which reduced the charterhire income received on the two jack-up drilling rigs, although this reduction in revenue is matched by a corresponding reduction in interest expense.

The reduction in finance lease service revenue reflects the re-chartering of a tanker in 2008 to a third party charterer on bareboat terms, as well as the change in sub-chartering of two tankers in 2009 by one of the Frontline Charterers from time-charter to a bareboat charter basis. Profit sharing revenue decreased considerably owing to lower charter rates achieved by the Frontline Charterers on our vessels during the six month period ended June 30, 2009 compared with the same period in 2008.

Time charter revenues were received throughout 2008 on our three 1,700 twenty foot equivalent unit ("TEU") container vessels. Two of these vessels were re-chartered in January 2009 on bareboat terms, resulting in a reduction in time charter revenues in the six months ended June 30, 2009 compared with the same period in 2008, and the third vessel is now being chartered out at a lower rate compared to 2008.

Bareboat charter revenues are earned by our two chemical tankers and those of our containerships and offshore supply vessels which are leased under operating leases on bareboat charters. The chemical tankers were acquired in April and October 2008 and two 1,700 TEU container vessels were re-chartered in January 2009 on bareboat terms, resulting in an increase in bareboat charter revenues for the six month period ended June 30, 2009 compared with the same period in 2008.

At June 30, 2009 we also owned three subsidiaries which are accounted for under the equity method; these subsidiaries own one drybulk carrier and three ultra deepwater drilling units (see below). The charterhire earned on these assets are accounted for as finance lease income in the accounts of the vessel-owning subsidiaries.

Cash flows arising from finance leases

The following table analyzes our cash flows from our charters to the Frontline Charterers, Seadrill, Deep Sea and TMT, which were accounted for as finance leases, during the six months ended June 30, 2009 and 2008:

(in thousands of $)
	6 months ended June 30, 2009	6 months ended June 30, 2008
Charterhire payments accounted for as:
Finance lease interest income	80,328	92,073
Finance lease service revenues	45,494	46,909
Finance lease repayments	92,017	98,048
Non-cash adjustment to leases	(1,321)	(1,295)
Total charterhire received	216,518	235,735

Ship operating expenses

Ship operating expenses consist mainly of payments to Frontline Management (Bermuda) Ltd, ("Frontline Management") of $6,500 per day for each vessel chartered to the Frontline Charterers, in accordance with the vessel management agreements. They also include ship operating expenses for the time-chartered containerships that are managed by unrelated third parties.

Ship operating expenses decreased from $49.7 million for the six months ended June 30, 2008 to $47.1 million for the six months ended June 30, 2009, primarily due to the re-chartering on bareboat terms of a tanker in 2008 and two container vessels in January 2009.  There was also an impact from the election, in May 2009, by Frontline to re-charter two vessels, changing from time charter to bareboat charter basis in 2009, during which time the $6,500 daily charge for vessel management is suspended.

Administrative expenses

Administrative expenses, which include the fair value cost of share options granted to directors and employees, decreased slightly to $5.1 million in the six months ended June 30, 2009, compared to $5.5 million in the same period in 2008

Depreciation expense

Depreciation expenses relate to the vessels on charters accounted for as operating leases. For the six months ended June 30, 2009 depreciation expenses were $15.0 million, compared to $13.2 million for same period in 2008.The increase is mainly due to the delivery of two chemical tankers in April and October 2008.

Vessel impairment expense

Management has been closely monitoring the issue of the statutory phase-out of single-hulled tanker vessels and its effect on the carrying values of the remaining single-hulled tanker vessels in our fleet. The continuing decline in independent broker valuations of these vessels and the agreement to sell the Front Duchess at a price less than its carrying value resulted in the decision to adjust the estimated residual values of the six remaining single-hulled tanker vessels.
The reduction in the residual values, and subsequent recalculation of the lease investments resulted in an impairment adjustment totalling $26.8 million to be recognized in the second quarter of 2009. There was no impairment for the six months ended June 30, 2008.

Interest income

Interest income has decreased to $0.1 million for the six months ended June 30, 2009 from $1.9 million for the same period in 2008, owing to the reduction in average USD LIBOR and lower levels of funds held on deposit.

Interest expense

(in thousands of $)	6 months ended June 30, 2009	6 months ended June 30, 2008

Interest on floating rate loans	24,650	41,671
Interest on 8.5% Senior Notes	19,086	19,086
Swap interest expense	6,753	733
Other interest	8,933	-
Amortization of deferred charges	2,412	1,851
	61,834	63,341

At June 30, 2009 the Company and its consolidated subsidiaries had total debt outstanding of $2,355 million, comprised of $301 million principal amount of 8.5% senior notes (net of $148 million of those notes repurchased and held as treasury bonds), $1,964 million under floating rate secured credit facilities and $90 million of unsecured fixed rate debt. At December 31, 2008 we had total debt outstanding of $2,596 million, of which $449 million related to the 8.5% senior notes, $2,032 million was under floating rate secured credit facilities and $115 million was unsecured fixed rate debt.

At June 30, 2009 the Company and its consolidated subsidiaries were party to interest rate swap contracts which effectively fix our interest rate on $1,142 million of floating rate debt at a weighted average interest rate of 3.91% per annum (December 31, 2008: $1,206 million of floating rate debt fixed at a weighted average of 3.95% per annum).

The reduction in interest payable on floating rate loans between the first half of 2008 and 2009 mainly results from the reduction in average USD LIBOR between these two periods, from 2.78% per annum at June 30, 2008 to 0.60% per annum at June 30,2009. The reduction in USD LIBOR also accounts for the increase in swap interest payable in the first half of 2009 compared to 2008, resulting in a reduction in variable interest receivable on that part of the floating rate debt which is subject to interest rate swaps, while fixed interest payable under the swap contracts remains unchanged.

Other interest of $8.9 million is payable on the unsecured fixed rate debt and two short-term floating rate loans from related parties.

Amortization of deferred charges was $2.4 million in the six months ended June 30, 2009, compared with $1.9 million in the same period in 2008. The 26% increase is due to new financing facilities established since the first half of 2008.

Other financial items

In the six months ended June 30, 2009, other financial items amounted to a net income of $34.7 million, compared to a net income of $0.6 million for the six months ended June 30, 2008. During the six months ended June 30, 2009 the Company recognized an extraordinary gain of $22.6 million on the purchase of $148 million of 8.5% senior notes. In addition to the extraordinary gain, other financial items consist mainly of mark-to-market valuation changes on financial instruments, including our interest rate swap contracts and our bond and equity swaps.

Asset impairment expense

At June 30, 2009 an impairment test was performed on the financial investment in a company held as a long term asset.  The investee is a container vessel owner/operator.  The impairment test was performed due to the significant decrease in market values of container vessels and container vessel spot rates.

The asset impairment charge was calculated to be $7.1 million for the six months ending June 30, 2009 while there was zero impairment for the same period in 2008.

Equity in earnings of associated companies

During 2008 we established two new wholly-owned subsidiaries which, like another wholly-owned subsidiary established in 2006, have been accounted for under the equity method, as discussed in Note 3 of the Consolidated Financial Statements included herein.  These investments represent 100% interests in the vessel-owning subsidiaries which own the drybulk carrier Front Shadow acquired in 2006, the ultra deepwater drill ship West Polaris acquired in July 2008 and the two ultra deepwater drilling units West Hercules and West Taurus acquired in November 2008.  Equity in earnings in associated companies increased from $0.5 million in the six months ended June 30, 2008 to $39.4 million in the six months ended June 30, 2009 owing to the acquisition of the three ultra-deepwater drilling units in 2008.

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct affect on our business. Most of our tankers and OBOs are subject to profit sharing agreements, and our single remaining jack-up drilling rig became subject to a profit sharing agreement in 2009. To the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected.

Liquidity and Capital Resources

As of June 30, 2009, we had total cash and cash equivalents of $61.4 million and restricted cash of $0.8 million.

Cash flows provided by operating activities decreased for the six months ended June 30, 2009 to $81.8 million, compared to $102.4 million for the same period in 2008, mainly due to working capital movements.

Net cash provided by investing activities was $162.4 million for the six months ended June 30, 2009, compared to $2.7 million used in investing activities for the same period in 2008.

Cash provided by the repayment of finance leases was $91.5 million in the six months to June 30, 2009 compared to $119.1 million in same period in 2008. The higher figure in 2008 was due to the upfront payment on the hire-purchase sale of the Front Sabang. Additional cash of $59.3 million in 2009 has resulted from the release of restricted cash, following the unwinding of the total return bond swaps. In the same period in 2008 there were net placements of restricted cash $7.9 million. In the six months to June 30, 2009 $30.9 million was received from investments in associated companies, compared to zero for the same period in 2008.

In the six months ended June 30, 2009 $19.0 million was invested in our newbuilding projects. During the comparative period in 2008, we paid $134.8 million for the acquisition of vessels and received $23.0 million for the sale of vessels.

Net cash outflow from financing activities for the six months ended June 30, 2009 was $229 million, compared with $91.6 million in the same period in 2008. The increase in outflow was mainly due to the $125.4 million used to repurchase 8.5% senior notes in the first half of 2009 and cash settlements of derivative instruments during 2009. Cash used in the payment of dividends has decreased from $80.7 million in the six months ended June 30, 2008 to $53.5 million in the six months ended June 30, 2009 due to a reduction in the dividend and some shareholders electing to receive dividends in the form of shares.

SHIP FINANCE INTERNATIONAL LIMITED
Consolidated Statements of Operations
for the six month periods ended June 30, 2009 and June 30, 2008 (unaudited)
and the year ended December 31, 2008 (audited)

(in thousands of $, except per share amounts)

	6 months ended June 30		Year ended December 31
	2009	2008	2008
	(unaudited)	(unaudited)	(audited)
Operating revenues
Finance lease interest income from related parties	78,577	90,453	174,948
Finance lease interest income from non-related parties	1,750	1,620	3,674
Finance lease service revenues from related parties	45,494	46,909	93,553
Profit sharing revenues from related parties	22,502	66,781	110,962
Time charter revenues from non-related parties	2,164	9,395	18,646
Bareboat charter revenues from related parties	10,437	10,713	21,188
Bareboat charter revenues from non-related parties	23,812	16,563	34,606
Other operating income	155	27	228
Total operating revenues	184,891	242,461	457,805

Gain on sale of assets	-	17,377	17,377

Operating expenses
Ship operating expenses to related parties	45,493	46,909	93,553
Ship operating expenses to non-related parties	1,591	2,774	6,353
Depreciation	14,983	13,193	28,038
Vessel impairment	26,756	-	-
Administrative expenses to related parties	457	692	1,013
Administrative expenses to non-related parties	4,661	4,840	8,823
Total operating expenses	93,941	68,408	137,780

Net operating income	90,950	191,430	337,402
Non-operating income / (expense)
Interest income	149	1,909	3,478
Interest expense	(61,834)	(63,341)	(127,192)
Asset impairment	(7,110)	-	-
Other financial items, net	34,664	632	(54,876)
Net income before equity in earnings of associated companies	56,819	130,630	158,812

Equity in earnings of associated companies	39,379	461	22,799

Net income	96,198	131,091	181,611
Per share information:
Basic earnings per share	$1.30	$1.80	$2.50
Diluted earnings per share	$1.30	$1.80	$2.50

The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Consolidated Balance Sheets
as at June 30, 2009 and December 31, 2008

(in thousands of $)

	June 30, 2009	December 31, 2008
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	61,367	46,075
Restricted cash	813	60,103
Trade accounts receivable	71	435
Due from related parties	21,758	45,442
Other receivables	971	1,149
Inventories	97	252
Prepaid expenses and accrued income	2,353	3,638
Investment in finance leases, current portion	162,703	173,982
Financial instruments (short term): mark to market valuation	1,075	466
Total current assets	251,208	331,542

Vessels and equipment	638,665	638,665
Accumulated depreciation on vessels and equipment	(66,829)	(51,849)
Vessels and equipment, net	571,836	586,816
Newbuildings	88,822	69,400
Investment in finance leases, long-term portion	1,816,223	1,916,510
Investment in associated companies	452,835	420,977
Other long-term investments	1,687	8,545
Deferred charges	12,698	14,696
Financial instruments (long term): mark to market valuation	153
Total assets	3,195,462	3,348,486
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	394,460	385,577
Trade accounts payable	38	19
Due to related parties	45,413	6,472
Accrued expenses	10,138	17,937
Financial instruments (short term): mark to market valuation	-	34,300
Dividend payable	10,663	43,646
Other current liabilities	5,200	5,291
Total current liabilities	465,912	493,242
Long-term liabilities
Long-term debt	1,960,719	2,209,939
Financial instruments (long term): mark to market valuation	64,699	94,415
Other long-term liabilities	32,005	33,540
Total liabilities	2,523,335	2,831,136
Commitments and contingent liabilities	-	-
Stockholders' equity
Share capital	77,278	72,744
Additional paid-in capital	38,472	2,194
Contributed surplus	503,724	496,922
Accumulated other comprehensive loss	(58,157)	(90,064)
Accumulated other comprehensive loss – associated companies	(25,904)	(49,244)
Retained earnings	136,714	84,798
Total stockholders' equity	672,127	517,350
Total liabilities and stockholders' equity	3,195,462	3,348,486

The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED

Consolidated Statements of Cash Flows
for the six month periods ended June 30, 2009 and June 30, 2008 (unaudited)
and the year ended December 31, 2008 (audited)

(in thousands of $)

	6 months ended June 30		Year ended December 31
	2009	2008	2008
	(unaudited)	(unaudited)	(audited)
Operating activities
Net income	96,198	131,091	181,611
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	14,983	13,193	28,038
Impairment adjustment to vessel values	26,756
Impairment adjustment to investment value	7,110
Amortization of deferred charges	2,413	1,851	3,777
Amortization of seller's credit	(1,034)	(1,082)	(2,144)
Equity in earnings of associated companies	(39,379)	(461)	(22,799)
Gain on sale of assets	-	(17,377)	(17,377)
Gain on repurchase of bonds	(22,601)	-	-
Adjustment of derivatives to market value	(13,310)	(1,036)	54,527
Other	(157)	(651)	(122)
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	364	(19)	(407)
Due from related parties	18,125	(17,930)	(3,909)
Other receivables	178	11	(1,996)
Inventories	155	10	15
Prepaid expenses and accrued income	1,285	(3,099)	(3,338)
Trade accounts payable	18	(73)	(78)
Accrued expenses	(7,799)	(4,068)	965
Other current liabilities	(1,458)	2,024	(5,377)
Net cash provided by operating activities	81,847	102,384	211,386

Investing activities
Investment in finance lease assets	-	(104,000)	(104,000)
Repayments from investments in finance leases	91,516	119,137	210,348
Additions to newbuildings	(19,006)	(734)	(22,395)
Purchase of vessels	-	(30,100)	(60,200)
Proceeds from sales of vessels	-	23,005	23,005
Proceeds on cancellation of newbuildings	-	-	1,845
Repayment by (Investment in) associated companies	30,860	(2)	(442,891)
Costs of other investments	(254)	(2,020)	(6,537)
Net release (placement) of restricted cash	59,290	(7,944)	(33,120)
Net cash (used in) investing activities	162,406	(2,658)	(433,945)

Financing activities
Proceeds from issuance of short-term and long-term debt	134,500	129,500	576,973
Repayments of short-term and long-term debt	(182,331)	(137,570)	(251,451)
Repurchase of 8.5% Bonds	(125,405)	-	-
Debt fees paid	(429)	(1,383)	(1,551)
Cash settlement of derivative instruments	(18,285)	(1,358)	(10,655)
Proceeds on issue of shares under ATM registration	16,454	-	-
Cash dividends paid	(53,465)	(80,745)	(122,937)
Net cash provided by financing activities	(228,961)	(91,556)	190,379

Net change in cash and cash equivalents	15,292	8,170	(32,180)
Cash and cash equivalents at start of the period	46,075	78,255	78,255
Cash and cash equivalents at end of the period	61,367	86,425	46,075

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	63,246	68,427	126,759

The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income
for the six month periods ended June 30, 2009 and June 30, 2008 (unaudited)
and the year ended December 31, 2008 (audited)

(in thousands of $, except number of shares)

	6 months ended June 30		Year ended December 31
	2009	2008	2008
	(unaudited)	(unaudited)	(audited)
Number of shares outstanding
At beginning of period	72,743,737	72,743,737	72,743,737
Shares issued (see Note 6)	3,495,264	-	-
At end of period	76,239,001	72,743,737	72,743,737

Share capital
At beginning of period	72,744	72,744	72,744
Shares issued (see Note 6)	4,534	-	-
At end of period	77,278	72,744	72,744

Additional paid-in capital
At beginning of period	2,194	737	737
Premium on shares issued (see Note 6)	35,728	-	-
Employee stock options issued	550	722	1,457
At end of period	38,472	1,459	2,194

Contributed surplus
At beginning of period	496,922	485,119	485,119
Amortization of deferred equity contributions	6,802	3,776	11,803
At end of period	503,724	488,895	496,922

Accumulated other comprehensive loss
At beginning of period	(90,064)	(13,894)	(13,894)
Other comprehensive income/(loss)	31,907	3,331	(76,170)
At end of period	(58,157)	(10,563)	(90,064)

Accumulated other comprehensive loss – associated companies
At beginning of period	(49,244)	-	-
Other comprehensive income (loss)	23,340	-	(49,244)
At end of period	(25,904)	-	(49,244)

Retained earnings
At beginning of period	84,798	69,771	69,771
Net income	96,198	131,091	181,611
Dividends declared	(44,282)	(80,745)	(166,584)
At end of period	136,714	120,117	84,798
Total Stockholders' Equity	672,127	672,652	517,350

Comprehensive income
Net income	96,198	131,091	181,611

Fair value adjustment to hedging financial instruments	31,867	3,342	(76,019)
Fair value adjustment to hedging financial instruments in associated companies	23,340	-	(49,244)
Other comprehensive income / (loss)	40	(11)	(151)

Comprehensive income	151,445	134,422	56,197

The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED

Notes to the Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA

The unaudited interim financial statements of Ship Finance International Limited ("Ship Finance" or the "Company") have been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying interim unaudited financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2008. The results of operations for the interim period ended June 30, 2009 are not necessarily indicative of the results for the entire year ending December 31, 2009.

Basis of Accounting

The consolidated financial statements are prepared in accordance with US GAAP. The consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Investments in companies over which the Company exercises significant influence but does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Equity in earnings of associated companies".

A variable interest entity is defined by Financial Accounting Standards Board Interpretation ("FIN") 46(R) as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

FIN 46(R) requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual return or are exposed to a majority of its expected losses. We evaluate our subsidiaries, and any other entity in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity. Investments in which the Company has a majority shareholding but which it does not consolidate, due to the participating rights of other interest holders, are accounted for using the equity method.

Items of historical data are reclassified where appropriate in order to provide comparative figures on a consistent basis. Charterhire income is reported net of commissions deducted. Prior to 2009 all commissions were reported as a component of voyage costs. In comparative figures reported herein, commissions have been reclassified and are reported within charter hire revenues.

The preparation of financial statements in accordance with US GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Revenues and expenses are recognized on the accrual basis. Revenues are generated from time charter hire, bareboat charter hire, finance lease interest income, finance lease service revenues and profit sharing arrangements.

Each charter agreement is evaluated and classified as an operating or a capital lease. Rental receipts from operating leases are recognized to income over the period to which the payment relates.

Rental payments from capital leases are allocated between lease service revenues, if applicable, finance lease interest income and repayment of net investment in finance leases. The amount allocated to lease service revenue is based on the estimated fair value at the time of entering the lease agreement of the services provided, which consist of ship management and operating services.

Any contingent elements of rental income, such as profit share or interest rate adjustments, are recognized when the contingent conditions have materialized and the rentals are due and collectible.

Deemed Equity Contributions

The Company has accounted for the acquisition of vessels from Frontline Ltd ("Frontline") at Frontline's historical carrying value.  The difference between the historical carrying value and the net investment in the lease has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet.  This results from the related party nature of both the transfer of the vessel and the subsequent finance lease.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable.

Drydocking Provisions

Normal vessel repair and maintenance costs are charged to expense when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, applying the "expense as incurred" method.

New Accounting Pronouncements

In February 2008 the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") No.157-2 "Effective Date of FASB Statement No.157" ("FSP 157-2") which defers the effective date of FAS No. 157 "Fair Value Measurements" ("FAS 157") for one year relative to certain non-financial assets and liabilities. As a result, the application of FAS 157 for the definition and measurement of fair value and related disclosures for all financial assets and liabilities was effective for the Company beginning January 1, 2008 on a prospective basis. This adoption did not have a material impact on the Company's consolidated results of operations or financial condition. The remaining aspects of FAS 157, for which the effective date was deferred under FSP 157-2, relate to non-financial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a nonrecurring basis. This deferral applies to items such as long-lived asset groups measured at fair value for an impairment assessment. The effects of the remaining aspects of FAS 157 are applied to fair value measurements prospectively beginning January 1, 2009 and do not have a material impact on the Company's consolidated results of operations or financial condition.

In March 2008 the FASB issued FAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133" ("FAS 161"). FAS 161 applies to all derivative instruments and related hedged items accounted for under FAS 133 and requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. FAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Since FAS 161 applies only to financial statement disclosures, it does not have a material impact on the Company's consolidated financial position, results of operations, and cash flows.

2.	INVESTMENTS IN FINANCE LEASES

Most of the Company's VLCCs, Suezmaxes and OBOs are chartered on long-term, fixed-rate charters to Frontline Shipping Limited, Frontline Shipping II Limited and Frontline Shipping III Limited, (the "Frontline Charterers") which extend for various periods depending on the age of the vessels, ranging from approximately four to 18 years remaining charter period. The terms of the charters do not provide the Frontline Charterers with an option to terminate the charter before the end of its term, other than with respect to the Company's non-double hull vessels for which there are termination options commencing in 2010.

The Company's two jack-up drilling rigs are chartered on long-term bareboat charters to wholly-owned subsidiaries of Seadrill Limited ("Seadrill"), a related party.  The terms of the charters provide the charterers with various call options to acquire the rigs at certain dates throughout the charters, which expire in 2021 and 2022.

Two of the Company's offshore supply vessels are chartered on long term bareboat charters to a wholly owned subsidiary of Deep Sea Supply Plc ("Deep Sea"), a related party. The terms of charters provide the charterers with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.

As of June 30, 2009, 45 of the Company's assets were accounted for as finance leases, including the above vessels chartered to the Frontline Charterers and subsidiaries of Seadrill and Deep Sea. The following lists the components of the investments in finance leases as of June 30, 2009, all of which are leased to related parties, with the exception of the Front Vanadis and Front Sabang, which together accounted for $39.3 million of the total investment in finance leases as of June 30, 2009:

(in thousands of $)	June 30, 2009	December 31, 2008
Total minimum lease payments to be received	3,669,356	3,903,011
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(874,734)	(926,987)
Net minimum lease payments receivable	2,794,622	2,976,024
Estimated residual values of leased property (un-guaranteed)	599,226	625,857
Less: unearned income	(1,189,580)	(1,278,840)
	2,204,268	2,323,041
Less: deferred deemed equity contribution	(207,115)	(213,917)
Less: unamortized gains	(18,227)	(18,632)
Total investment in finance leases	1,978,926	2,090,492

Current portion	162,703	173,982
Long-term portion	1,816,223	1,916,510
	1,978,926	2,090,492

The Analyses above for 2009 and 2008 include the West Ceres which was sold during the second half of 2009 following the exercise of a purchase option by Seadrill in July 2009.

3.	INVESTMENT IN ASSOCIATED COMPANIES

At June 30, 2009 and December 31, 2008 the Company has the following participation in investments that are recorded using the equity method:

	June 30 2009	December 31 2008
Front Shadow Inc.	100.00%	100.00%
SFL West Polaris Limited	100.00%	100.00%
SFL Deepwater Ltd	100.00%	100.00%

Summarized balance sheet information on of the Company's three equity method investees is as follows:

	As of June 30 2009
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Current assets	271,042	2,020	97,622	171,400
Non current assets	2,251,371	22,605	731,288	1,497,478
Current liabilities	240,044	3,984	76,415	159,645
Non current liabilities	1,809,906	18,090	613,941	1,177,875

	As of December 31 2008
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Current assets	229,801	1,666	84,780	143,355
Non current assets	2,358,735	23,518	767,742	1,567,475
Current liabilities	485,913	3,935	75,459	406,519
Non current liabilities	1,692,876	19,120	662,033	1,011,723

Summarized statement of operations information of the Company's three equity method investees is as follows:

	6 months ended June 30 2009
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Operating revenues	77,344	568	29,376	47,400
Net operating income	77,270	560	29,345	47,365
Net income	39,379	423	11,558	27,398

	6 months ended June 30 2008
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Operating revenues	837	837	-	-
Net operating income	835	835	-	-
Net income	461	461	-	-

	Year ended December 31 2008
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Operating revenues	44,823	1,632	28,156	15,035
Net operating income	44,560	1,630	28,024	14,906
Net income	22,799	939	13,354	8,506

Front Shadow Inc. ("Front Shadow") is a 100% owned subsidiary of Ship Finance, incorporated in 2006 for the purpose of holding a Panamax drybulk carrier and leasing that vessel to Golden Ocean Group Limited ("Golden Ocean"), a related party. In September 2006 Front Shadow entered into a $22.7 million term loan facility and at June 30, 2009 the balance outstanding under this facility was $17.6 million. The Company guarantees $2.1 million of this debt. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter, which expires in 2016.

SFL West Polaris Limited ("SFL West Polaris") is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. ("Seadrill Polaris"), a wholly owned and guaranteed subsidiary of Seadrill. In July 2008 SFL West Polaris entered into a $700.0 million term loan facility and at June 30, 2009 the balance outstanding under this facility was $653.8 million. The Company currently guarantees $100.0 million of this debt. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris has a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expires in 2023.

SFL Deepwater Ltd ("SFL Deepwater") is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. ("Seadrill Deepwater"), a wholly owned and guaranteed subsidiary of Seadrill. In September 2008 SFL Deepwater entered into a $1,400.0 million term loan facility and at June 30, 2009 the balance outstanding under this facility was $1,329.3 million. The Company guarantees $200.0 million of this debt. The rigs are chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rigs at certain dates throughout the charter. In addition, there is an obligation for Seadrill Deepwater to purchase the rigs at fixed prices at the end of the charters, which expire in 2023.

These three entities are being accounted for using the equity method as it has been determined that Ship Finance is not their primary beneficiary under FIN 46 (R).

4.	LONG-TERM DEBT

( i(in thousands of $)	June 30, 2009	December 31, 2008
8.5% Senior Notes due 2013	301,074	449,080
U.S.dollar loan due 2009 to a related party	90,000	115,000
U.S. dollar denominated floating rate debt (LIBOR plus a margin) due through 2019	1,964,105	2,031,436
	2,355,179	2,595,516
Less: short-term portion	(394,460)	(385,577)
	1,960,719	2,209,939
The outstanding debt as of June 30, 2009 is repayable as follows:

(in thousands of $) Year ending December 31
2009 (remaining six months)	213,680
2010	297,841
2011	702,387
2012	332,256
2013	452,611
Thereafter	356,404
Total debt	2,355,179

The weighted average interest rate for floating rate debt denominated in U.S. dollars was 3.06% per annum and 3.35% per annum at June 30, 2009 and December 31, 2008, respectively. These rates take into consideration the effect of related interest rate swaps. At June 30, 2009 the three month dollar USD LIBOR rate was 0.60% per annum.

8.5% Senior Notes Due 2013

On December 15, 2003 the Company issued $580 million of 8.5% senior notes.  Interest on the notes is payable in cash semi-annually in arrears on June 15 and December 15. The notes were not redeemable prior to December 15, 2008 except in certain circumstances.  After that date the Company may redeem notes at redemption prices which reduce from 104.25% in 2008 to 100% in 2011 and thereafter.

The Company bought back and cancelled notes in 2006, 2005 and 2004 with principal amounts of $8.0 million, $73.2 million and $49.7 million, respectively. No notes were bought in 2007 or 2008 and thus there was $449.1 million outstanding at December 31, 2008.

In June 2009 the Company purchased notes with a principal value of $148.0 million, which are being held as treasury bonds. There was thus a net $301.1 million of notes outstanding at June 30, 2009.

$1,131 million secured term loan facility

In February 2005 the Company entered into a $1,131 million term loan facility with a syndicate of banks.  The facility bears interest at LIBOR plus a margin and is repayable over a term of six years.
In September 2006 the Company signed an agreement whereby the existing debt facility, which had then been partially repaid, was increased by $220 million to the original amount of $1,131 million.  The increase is available on a revolving basis and at June 30, 2009 the available amount under the facility was fully drawn.

$350 million combined senior and junior secured term loan facility

In June 2005 the Company entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks, for the purpose of funding the acquisition of five VLCCs. The facility bears interest at LIBOR plus a margin for the senior loan and LIBOR plus a different margin for the junior loan. The facility is repayable over a term of seven years.

$210 million secured term loan facility

In April 2006 the Company entered into a $210 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels.  The facility bears interest at LIBOR plus a margin and is repayable over a term of 12 years.

$165 million secured term loan facility

In June 2006 the Company entered into a $165 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig West Ceres. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years. Subsequent to June 30, 2009 Seadrill has exercised a purchase option resulting in the sale of the West Ceres. Upon completion of the sale the loan facility will be re-paid.

$170 million secured term loan facility

In February 2007 the Company entered into a $170 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig West Prospero. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years from the date of delivery of the rig.

$149 million secured term loan facility

In August 2007 the Company entered into a $149 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels. One of the vessels was sold in January 2008 and the loan facility now relates to four vessel owning subsidiaries. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.

$77 million secured term loan facility

In January 2008 the Company entered into a $77 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.

$30 million secured term loan facility

In February 2008 the Company entered into a $30 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of the containership SFL Europa (ex Montemar Europa). The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.

$49 million secured term loan facility

In March 2008 the Company entered into a $49 million secured term loan facility with a bank, to partly fund the acquisition of two newbuilding chemical tankers. The facility bears interest at LIBOR plus a margin and is repayable over a term of ten years.

$70 million secured revolving credit facility

In June 2008 the Company entered into a $70 million secured revolving credit facility with a bank, secured against three single hull VLCCs. The facility bears interest at LIBOR plus a margin and is repayable over a term of two years. At June 30, 2009 the available amount under the facility was fully drawn.

$58 million secured revolving credit facility

In September 2008 the Company entered into a $58 million secured revolving credit facility with a syndicate of banks, secured against two containerships. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. At June 30, 2009 the amount available under the facility was fully drawn.

$100 million secured revolving credit facility

In November 2008 the Company entered into a $100 million secured revolving credit facility with a bank.  The proceeds of the facility were secured against five single hull VLCCs. The facility bears interest at LIBOR plus a margin and is repayable over a term of two years.  At June 30, 2009 the available amount under the facility was fully drawn.

$115 million loan due to a related party

In December 2008 the Company entered into a $115 million loan agreement with a related party. The loan bears interest at a fixed rate and is repayable in 2009.

$60 million secured term loan facility

In June 2009 the Company entered into a $60 million secured term loan facility with a bank, to partly fund the purchase of its 8.5% Senior Notes. The facility bears interest at LIBOR plus a margin and is repayable over a period of two years.

$30 million secured term loan facility

In June 2009 the Company entered into a $30 million secured term loan facility with a bank, to partly fund the purchase of its 8.5% Senior Notes. The facility bears interest at LIBOR plus a margin and is repayable over a period of one year, though at the end of that period the Company has the right to extend the term of the loan by an additional 2 years.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of June 30, 2009 the Company is in compliance with all of the covenants under its long-term debt facilities.

5.	FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  The Company has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The counterparties to such contracts are Nordea Bank Finland Plc, HSH Nordbank AG, Fortis Bank (Nederland) N.V., Fortis Bank NV/SA New York Branch, HBOS Treasury Services plc, NIBC Bank N.V., Citibank N.A. London, Scotiabank Europe Plc, DnB NOR Bank ASA, Skandinaviska Enskilda Banken AB (publ) Oslo, ING Bank N.V., Lloyds TSB Bank Plc, Commmerzbank AG, Royal Bank of Scotland plc, and Calyon. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans and the interest rate swaps are related to financing arrangements.

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. At June 30, 2009 the Company, or subsidiaries of the Company, had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR, as summarized below. The summary includes all swap transactions, including those that are designated as hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$522,542 (reducing to $415,422)	February 2008	February 2011	2.87% - 4.03%
$194,061 (reducing to $98,269)	April 2006	May 2019	5.65%
$111,964 (reducing to $86,612)	September 2007	September 2012	4.85%
$67,922 (reducing to $51,902)	January 2008	December 2011	3.69%
$47,066 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$198,739 (reducing to $169,682)	March 2008	June 2012	1.88% - 3.43%

As at June 30, 2009 the total notional principal amounts subject to such swap agreements was $1,142.3 million (December 31, 2008: $1,205.6 million).

Total Return Bond Swap transactions

In 2007 and 2008 the Company entered into short-term total return bond swap transactions with banks and as of December 31, 2008 was holding bond swaps with a principal amount totalling $148.0 million under these arrangements.  In June 2009 the Company terminated these arrangements resulting in a cash settlement of $22.9 million and a final positive mark to market adjustment of $19 million to be recognized in the second quarter of 2009. The bonds held under the terminated swap agreements were purchased by the company below par value, resulting in an extraordinary gain of $22.6 million.

Total Return Equity Swap transactions

The Board of Directors of the Company has approved a share repurchase program of up to seven million shares, which is being financed through the use of total return swap transactions indexed to the Company's own shares. At June 30, 2009 and December 31, 2008 the counterparty to the transactions has acquired approximately 692,000 shares in the Company at an average price of $9.79. There is at present no obligation for the Company to purchase any shares from the counterparty and this arrangement has been recorded as a derivative transaction. The settlement date for these transactions is November 25, 2009, although early termination is possible.

Foreign currency risk

The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company.  There is a risk that currency fluctuations will have a negative effect on the value of the Company's cash flows.  The Company has not entered into forward contracts for either transaction or translation risk, which may have an adverse effect on the Company's financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company's financial assets and liabilities at June 30, 2009 and December 31, 2008 are as follows:

	June 30 2009		December 31 2008
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Cash and cash equivalents	61,367	61,367	46,075	46,075
Restricted cash	813	813	60,103	60,103
Fixed rate long term debt	90,000	90,000	115,000	115,000
Floating rate long term debt	1,964,106	1,964,106	2,031,436	2,031,436
8.5% Senior Notes due 2013	301,074	254,408	449,080	334,565

Derivatives:
TRS equity swap contracts – short term receivables	1,075	1,075	466	466
Interest rate swap contracts – long term receivables	153	153	-	-
Total amounts receivable	1,228	1,228	466	466
TRS bond swap contracts – short term payables	-	-	34,221	34,221
Interest rate swap contracts – short term payables	-	-	79	79
Total short term amounts payable	-	-	34,300	34,300
Interest rate swap contracts – long term payables	64,699	64,699	94,415	94,415
Total amounts payable	64,699	64,699	128,715	128,715

The above financial assets and liabilities are measured at fair value on a recurring basis as follows:

		Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)	June 30,2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash and cash equivalents	61,367	61,367
Restricted cash	813	813
TRS equity swap contracts – short term receivables	1,075		1,075
Interest rate swap contracts – long term receivables	153		153
Total assets	63,408	62,180	1,228	-
Liabilities:
Fixed rate long term debt	90,000	90,000
Floating rate long term debt	1,964,106	1,964,106
8.5% Senior Notes due 2013	254,408	254,408
Interest rate swap contracts – long term payables	64,699		64,699
Total liabilities	2,373,213	2,308,514	64,699	-

FAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, FAS 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The fair value for floating rate long-term debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The estimated fair value for fixed rate long-term senior notes is based on the quoted market price. The fair value of the fixed rate short term debt is estimated to be equal to the carrying value since it is repayable within twelve months.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair value of interest rate swaps is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR interest rates as at June 30, 2009.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, DnB NOR, Fortis Bank and Nordea. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a major proportion of our operating revenues. In the six months ended June 30, 2009 Frontline accounted for 72% of our operating revenues (for six months ended June 30, 2008: 77%, 2007: 82% and for years ended December 31, 2008: 75%, 2007: 78%). There is thus a concentration of revenue risk with Frontline.

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital as at June 30, 2009 and December 31, 2008 is as follows:

(in thousands of U.S. $, except share data)
125,000,000 common shares, $1.00 par value each	$125,000

Issued and fully paid share capital as at June 30, 2009 and December 31, 2008 is as follows:

(in thousands of U.S. $, except share data)	June 30, 2009	December 31, 2008
Number of common shares issued as at June 30, 2009	76,239,001	72,743,737
Shares subsequently issued in settlement of Q1 dividend	1,038,777
Issued share capital	$77,278	$72,744

In addition to the number of shares issued and fully paid as at June 30, 2009, at the time of publication, a further 1,038,777 shares have been issued to shareholders by way of settlement of the dividend declared in respect of the first quarter earnings for 2009. These shares have been included in reported share capital as at June 30, 2009

The Company's common shares are listed on the New York Stock Exchange.

The Company was formed in October 2003. Immediately after its partial spin-off from Frontline in May 2004 the issued share capital amounted to 73,925,837 common shares of $1 each, and in July 2004 the Company issued a further 1,600,000 shares in a private placement. Between November 2004 and January 2006 the Company purchased and cancelled 2,782,100 shares, leaving issued share capital of 72,743,737 common shares at December 31, 2008.

In December 2008 the Company filed a prospectus supplement to enable the Company to issue and sell up to 7,000,000 common shares from time to time (the "Share Programme"). Sales of the common shares, if any, will be made by means of ordinary brokers' transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of the sale, at prices related to the prevailing market prices, or at negotiated prices. In the six months ended June 30, 2009 the Company issued and sold 1,372,100 common shares under this arrangement, with total proceeds net of costs of $16.5 million.

On February 26, 2009 the Company declared a dividend of $0.30 per share payable on or about April 17, 2009. Shareholders were given the option to elect to receive their dividend in cash or in the form of newly issued common shares at a 5% discount to the volume-weighted-average-price (VWAP) of the shares for the three trading days prior to the ex-dividend date of March 5, 2009. Shareholders were required to make their election by April 13, 2009 and at that date holders of approximately 40 million common shares had elected to receive their dividend in the form of shares, at an issue price of $5.68 per share. Accordingly, this resulted in the issue on or about April 17, 2009 of 2,112,604 newly issued common shares of $1 each, with a total premium on issue of $9.9 million.

On May 14, 2009 the Company declared a dividend of $0.30 per share payable on or about July 6, 2009. Shareholders were given the option to elect to receive their dividend in cash or in the form of newly issued common shares at a 5% discount to the VWAP of the shares for the three trading days prior the ex-dividend date of May 22, 2009. Shareholders were required to make their election by June 26, 2009 and at that date holders of approximately 39 million common shares had elected to receive their dividend in the form of shares, at an issue price of $11.31 per share. Accordingly, this has resulted in the issue on or about July 6, 2009 of 1,038,777 newly issued common shares of $1 each, with a total premium on issue of $10.7 million.

The issue of new shares has been reflected in the Consolidated Balance Sheet as at June 30, 2009, since at the date of this report the outcome of the shareholders' elections was fully known.

During June, 2009 10,560 new ordinary shares, at a premium of approximately $0.05million were issued to an employee in lieu of the dividend portion of his share-based bonus payment.  The entire payment was worth $0.06 million which was the dividend bonus accrual for Q4 2008.

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value.  The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet.  This results from the related party nature of both the transfer of the vessels and the subsequent finance leases.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the six months ended June 30, 2009 the Company has credited contributed surplus with $6.8 million of such deemed equity contributions.

In November 2006 the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the "Option Scheme"). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (see also Note 7).

The Board of Directors of the Company has approved a share repurchase program of up to seven million shares, which initially is being financed through the use of total return swap transactions indexed to the Company's own shares.

7.	SHARE OPTION PLAN

The Option Scheme adopted in November 2006 will expire in November 2016.  The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the option is exercised, provided the subscription price never shall be reduced below the par value of the share.  Options granted under the scheme will vest at a date determined by the board at the date of the grant.  The options granted under the plan to date vest over a period of one to three years.  There is no maximum number of shares authorized for awards of equity share options, and either authorized unissued shares of Ship Finance or treasury shares held by the Company may be used to satisfy exercised options.

No grants of share options were made in the six months ended June 30, 2009.

As of June 30, 2009 there was $0.8 million in unrecognized compensation costs related to non-vested options granted under the Options Scheme (December 31, 2008: $1.3 million). This cost will be recognized over the vesting periods, which average 1.25 years.

Share-based bonus

The employment contract for one employee contains a share-based bonus provision.  Under the terms of the contract, the share based bonus is calculated to be the annual increase in the share price of the Company above the share price at his employment date, plus any dividend per share paid, multiplied by a notional share holding of 200,000 shares.  Any bonus related to the increase in share price is payable at the end of each calendar year, while any bonus linked to dividend payments is payable on the relevant dividend payment date.  The amount accrued for the share price component of the share-based bonus at June 30, 2009 was $nil (December 31, 2008: $nil) and the amount accrued for the dividend component of the share-based bonus at June 30, 2009 was $nil (December 31, 2008: $nil).

8.	EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	6 months ended June 30		Year ended December 31
	2009	2008	2008
Net income available to stockholders	96,198	131,091	181,611

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	6 months ended June 30		Year ended December 31
	2009	2008	2008
Basic earnings per share:
Weighted average number of common shares outstanding	73,813	72,744	72,744
Diluted earnings per share:
Weighted average number of common shares outstanding	73,813	72,744	72,744
Effect of dilutive share options	0	36	28
	73,813	72,780	72,772

9.	RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company's business continues to be transacted with Frontline and the following related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest:

-	Seadrill

-	Golden Ocean

-	DeepSea

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding finance lease balances (Note 2):

(in thousands of $)	June 30, 2009	December 31, 2008
Amounts due from:
Frontline Charterers (profit share receivable)	21,485	42,643
Frontline Ltd	273	2,799
Total amount due from related parties	21,758	45,442

Amounts due to:
Frontline Management	771	6,293
Frontline Shipping III (short term loan)	26,500	-
Other related parties (short term loan)	18,000	-
Other related parties	142	179
Total amount due to related parties	45,413	6,472
Current portion of long-term debt: due to a related party	90,000	115,000

Related party leasing and service contracts

As at June 30, 2009, 39 of the Company's vessels were leased to the Frontline Charterers, two jack-up drilling rigs were leased to subsidiaries of Seadrill and two offshore supply vessels were leased to subsidiaries of Deep Sea: these leases have been recorded as finance leases. In addition, four offshore supply vessels were leased to Deep Sea under operating leases.

At June 30, 2009 the combined balance of net investments in finance leases with the Frontline Charterers and subsidiaries of Seadrill and Deep Sea was $2,165 million (December 31, 2008: $2,275.7 million) of which $145.6 million (December 31,2008: $157.5 million) represents short-term maturities.
At June 30, 2009 the net book value of assets leased under operating leases to Deep Sea was $151.9 million (December 31, 2008: $156.6 million).
A summary of leasing revenues earned from Frontline Charterers, Seadrill and Deep Sea is as follows:

Payments (in millions of $)	6 months ended June 30 2009	6 months ended June 30 2008	Year ended December 31 2008

Operating lease income	10.4	10.5	21.2
Finance lease interest income	78.2	90.1	174.9
Finance lease service revenue	45.5	46.9	93.6
Finance lease repayments	84.0	92.8	175.7

The Frontline Charterers pay the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates each fiscal year.  During the six months ended June 30, 2009 the Company earned and recognized revenue of $22.5 million under this arrangement (6 months ended June 30, 2008: $66.8 million, year ended December 31, 2008: $111.0 million).
In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may pay compensation for the termination of the lease. During 2008 leases to the Frontline Charterers were cancelled on the following vessels, with termination fees agreed as shown:

Vessel	Lease cancelled	Termination Fee (in millions of $)
Front Maple	January 2008	16.7
Front Sabang	April 2008	26.8

As at June 30, 2009 the Company was owed a total of $21.5 million (December 31, 2008: $42.6 million) by the Frontline Charterers in respect of leasing contracts and profit share.

Most of the vessels leased to the Frontline Charterers are on time charter terms and for each such vessel the Company pays a management fee of $6,500 per day to Frontline Management (Bermuda) Ltd. ("Frontline Management"), a wholly owned subsidiary of Frontline, resulting in expenses of $45.5 million for the six months ended June 30, 2009 (six months ended June 30, 2008: $46.9 million, year ended December 31, 2008: $93.6 million). The management fees are classified as ship operating expenses in the consolidated statements of operations.

Related party purchases and sales of vessels – 2009

There have been no related party purchases or sales of vessels so far in 2009.

Related party purchases and sales of vessels - 2008

In July 2008 SFL West Polaris, a wholly owned subsidiary of the Company accounted for under the equity method, acquired the ultra deepwater drill ship West Polaris for $845.0 million from a subsidiary of Seadrill. The vessel was chartered back to a subsidiary of Seadrill for a period of 15 years, fully guaranteed by Seadrill. The subsidiary has been granted fixed purchase options after four, six, eight, 10, 12 and 15 years. In addition, SFL West Polaris has a fixed price option to sell the drillship to the subsidiary of Seadrill after 15 years.

In November 2008 SFL Deepwater, a wholly owned subsidiary of the Company accounted for under the equity method, acquired two ultra deepwater drilling rigs, West Hercules and West Taurus, for $1,690.0 million from subsidiaries of Seadrill. The rigs were each chartered back to a subsidiary of Seadrill for a period of 15 years, fully guaranteed by Seadrill.  The subsidiary has been granted fixed purchase options after three, six, eight, 10, and 12 years in the case of West Hercules and after six, eight, 10 and 12 years in the case of West Taurus.  In addition, the subsidiary of Seadrill has a purchase obligation to buy the rigs from SFL Deepwater after 15 years.

10.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

June 30, 2009
Book value of assets pledged under ship mortgages	$2,551 million

Other Contractual Commitments

The Company has arranged insurance for the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig and Britannia Steam Ship Insurance Association Limited, all mutual protection and indemnity associations. On certain of the vessels insured, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations.  A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

At June 30, 2009 the Company had contractual commitments under newbuilding contracts and vessel acquisition agreements totalling $246.1 million (December 31, 2008: $675.7 million). There was also at that date a commitment to subscribe for up to $1.3 million in additional share capital to Sea Change Maritime LLC, a long term investment in which the Company has a 7% shareholding.

11.	SUBSEQUENT EVENTS

On July 3, 2009 the Company announced that Seadrill has exercised a purchase option for the jack-up drilling rig West Ceres. The option price for the rig was $135.2 million and net cash proceeds to the Company will be approximately $40 million after repayment of the outstanding loans. The sale will not generate any book gain/loss on disposal.

On July 13, 2009 the Company announced that all 355,000 options previously awarded to employees under the Option Scheme are to be cancelled, and a total of 505,000 new options were awarded at an initial subscription price of $10.64 per share.

On July 27, 2009 the Company announced that it has agreed to sell the single-hull VLCC Front Duchess and will receive a net amount of approximately $16 million after compensation of approximately $2.4 million is paid to Frontline for termination of the current charter. The sale will not generate any book gain/loss on disposal.

On August 20, 2009 the Board of Ship Finance declared a dividend of $0.30 per share to be paid on or about October 16, 2009 in cash or, at the election of the shareholder, in newly issued common shares.  On the same date, the Board also communicated that the Share Programme had been cancelled.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in demand for the carriage of drybulk cargoes and goods shipped in container vessels, the level of global oil exploration, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission and our Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Ship Finance International Limited ---------------------------------------- (Registrant)

Date: October 1, 2009	By: /s/ Ole B. Hjertaker
Ole B. Hjertaker Chief Executive Officer Ship Finance Management AS